American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, CA 92130

Via EDGAR and Fed-Ex

August 16, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Kristi Marrone, Staff Accountant

Re:    American Assets Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 17, 2017
Form 8-K filed August 1, 2017
File No. 001-35030

Dear Ms. Marrone:

The purpose of this letter is to respond to the comments of the staff of Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the “Commission”), received by email on August 11, 2017 (the “Comment Letter”), with respect to the American Assets Trust, Inc. (the “Company”) Form 10-K filed February 17, 2017 and Form 8-K filed August 1, 2017. For ease of review, the text of the Staff's comments is set forth below in bold followed by the Company's response.

Form 8-K filed August 1, 2017

Ex. 99.1

1.
We note that you present same-store property operating income on a cash basis, which is a non-GAAP measure. Please provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation to the most directly comparable GAAP financial measure in future press releases, if presented. Provide us with your proposed disclosure.

Response: In response to the Staff's comments, the Company advises the Staff that in future earnings releases, furnished as Ex. 99.1 to Form 8-K, the Company will include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Specifically and by way of example, the Company proposes to add a reconciliation of same-store cash property operating income to net income as shown below using the Company's 2017 second quarter results disclosed on the Company's Form 8-K filed August 1, 2017.

August 16, 2017

RECONCILIATION OF SAME-STORE CASH NOI TO NET INCOME
(Unaudited)
(In thousands)

	Three Months Ended (1)		Six Months Ended (2)
	June 30,		June 30,
	2017	2016	2017	2016
Same-store cash NOI	$45,350	$44,186	$83,508	$82,945
Non-same-store cash NOI	3,778	862	10,961	6,803
Cash NOI	$49,128	$45,048	$94,469	$89,748
Non-cash revenue and other operating expenses (3)	(233)	(764)	(1,289)	(1,709)
GAAP NOI	$49,361	$45,812	$95,758	$91,457
General and administrative	(5,131)	(4,394)	(10,213)	(8,943)
Depreciation and amortization	(24,182)	(17,714)	(42,168)	(35,167)
Interest expense	(12,652)	(13,153)	(25,983)	(26,099)
Other income, net	192	99	502	123
Net Income	$7,588	$10,650	$17,896	$21,371

Number of properties included in same-store analysis	22	22	21	21

(1)
Same-store portfolio excludes (i) Hassalo on Eighth - Multifamily, which became available for occupancy in July and October of 2015; (ii) Hassalo on Eighth - Retail, which was placed in operations in April, July and October of 2016; (iii) the Pacific Ridge Apartments, which was acquired on April 28, 2017; and (iv) land held for development.

(2)
Same-store portfolio excludes (i) Torrey Reserve Campus due to significant redevelopment activity during the period; (ii) Hassalo on Eighth - Multifamily, which became available for occupancy in July and October of 2015; (iii) Hassalo on Eighth - Retail, which was placed in operations in April, July and October of 2016; (iv) the Pacific Ridge Apartments, which was acquired on April 28, 2017; and (v) land held for development.

(3)
Represents adjustments related to the straight-line rent income recognized during the period offset by cash received during the period and the provision for bad debts recorded for deferred rent receivable balances; the amortization of above (below) market rents, the amortization of lease incentives paid to tenants, the amortization of other lease intangibles, lease termination fees at City Center Bellevue, and straight-line rent expense for our leases of the Annex at The Landmark at One Market and retail space at Waikiki Beach Walk - Retail.

August 16, 2017

The Company also proposes to add the following language, as noted below, to the "Use of Non-GAAP Information" section of future earnings releases.

USE OF NON-GAAP INFORMATION

The Company uses cash net operating income ("NOI") internally to evaluate and compare the operating performance of the Company's properties. The Company believes cash NOI provides useful information to investors regarding the Company's financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level, and when compared across periods, can be used to determine trends in earnings of the Company's properties as this measure is not affected by (1) the non-cash revenue and expense recognition items, (2) the cost of funds of the property owner, (3) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP or (4) general and administrative expenses and other gains and losses that are specific to the property owner. The Company believes the exclusion of these items from net income is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating the Company's properties as well as trends in occupancy rates, rental rates and operating costs. Cash NOI is a measure of the operating performance of the Company's properties but does not measure the Company's performance as a whole. Cash NOI is therefore not a substitute for net income or operating income as computed in accordance with GAAP.

Cash NOI, is a non-GAAP financial measure of performance. The Company defines cash NOI as operating revenues (rental income, tenant reimbursements, lease termination fees, ground lease rental income and other property income) less property and related expenses (property expenses, ground lease expense, property marketing costs, real estate taxes and insurance), adjusted for non-cash revenue and operating expense items such as straight-line rent, amortization of lease intangibles, amortization of lease incentives and other adjustments. Cash NOI also excludes general and administrative expenses, depreciation and amortization, interest expense, other nonproperty income and losses, acquisition-related expense, gains and losses from property dispositions, extraordinary items, tenant improvements, and leasing commissions. Other REITs may use different methodologies for calculating cash NOI, and accordingly, the Company's cash NOI may not be comparable to the cash NOIs of other REITs.

If you have any questions regarding this response letter, please contact the undersigned at (858) 350-2607.

Sincerely,
/s/ Robert F. Barton
Robert F. Barton
Executive Vice President and Chief Financial Officer